ArtMap Inc.



ANNUAL REPORT

PO Box 2206

Edwards, CO 81632

(717) 437-0364

hackernoon.com

This Annual Report is dated May 5, 2023.

BUSINESS

ArtMap Inc. dba HackerNoon is built for technologists to read, write, and publish. We are an open and international community of 35,000+ contributing writers publishing stories and expertise for 5 - 8 Million curious and insightful monthly readers. The company operates under the direction of CEO David Smooke and COO Linh Smooke. Up until 2019, all ArtMap Inc publications were built with Medium.com's content management system, and from 2019 onward, we build and publish content on HackerNoon.com. As of now, our sources of income include weekly top navigation sponsorship, parent category sponsorship, writing contest, newsletters sponsorship, and story audio sponsorship.

Previous Offerings

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $30,000.00
Number of Securities Sold: 30,000
Use of proceeds: services to grow traffic & revenue of our property
Date: August 16, 2017
Offering exemption relied upon: Rule 701

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $5,000.00
Number of Securities Sold: 5,000
Use of proceeds: services to grow traffic & revenue of our property
Date: August 15, 2016
Offering exemption relied upon: Rule 701

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $2,000.00
Number of Securities Sold: 2,000
Use of proceeds: services to grow traffic & revenue of our property
Date: March 21, 2017
Offering exemption relied upon: Rule 701

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $3,000.00
Number of Securities Sold: 3,000
Use of proceeds: services to grow traffic & revenue of our property
Date: June 25, 2017
Offering exemption relied upon: Rule 701

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,000.00
Number of Securities Sold: 1,000
Use of proceeds: services to grow traffic & revenue of our property
Date: January 04, 2017
Offering exemption relied upon: Rule 701

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,000,000
Number of Securities Sold: 88,139
Use of proceeds: Strategic investment between Coil and HackerNoon. Jonathan Greengrass to join the Board for 3 years
Date: May 27, 2020
Offering exemption relied upon: Rule 506(b)

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $350,000
Number of Securities Sold: 30,848
Use of proceeds: GCVF to invest in Qualified Rural Businesses in CO along with giving strategic advice

Date: August 10, 2020
Offering exemption relied upon: Rule 506(b)

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $150,000
Number of Securities Sold: 130,220
Use of proceeds: Strategic investment
Date: September 24, 2020
Offering exemption relied upon: Rule 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

Gross revenue for fiscal 2022 was $1,202,237.0 compared to $1,349,062.0 in 2022. This was under our projection of $1,700,000 for the fiscal year of 2022. The revenue was lower than expected due to the decrease in purchasing power from clients in the second half of 2022, when our clients cut back on budget for marketing projects. Operating expenses also increased in 2022 as we spent more on tech stack for our product and engineering team, along with some added expenses for team benefits. However, we are expecting decreased in operating expenses as a result of cutting office cost, part-time contractors and other costs associated to teams across the company.

Historical results and cash flows:

From 2019 to 2021, we have consistently increased our revenues by almost double thanks to a variety of marketing packages offered to our clients. Since we moved out of Medium.com in 2019 and successfully built our own content management system for our contributing writers, we were about to generate revenue from advertising on our own website, HackerNoon.com. Our revenue for the last 5 years was as follows: $170,927.03 (2018), $301,323.59 (2019), $517,377.50 (2020), $1,379,254.10 (2021), and $1,202,237.48 (2022). Since the crowd funding in 2017, we have successfully completed 3 investment rounds by 2022, bringing the company's value to $13M. With the volatile economic situation, we are implementing internal operational cost cutting while offering clients more packages such as Parent Category, mini Writing Contests and Writing Contest.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $579,004.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Minority Shareholders
Amount Owed: $5,144.00
Interest Rate: 1.0%
Maturity Date: October 30, 2018
It is a short term debt owed to minority shareholders. It is in current liabilities in the financials already. It has not been paid back as of yet. Because management was not previously aware they owed these amounts, there was no formal documentation. Generally when there are liabilities without terms, they are non-interest bearing and due on demand.
This has been paid out as of 2021.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

- Name: David Smooke
David Smooke's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Executive Officer, Chief Financial Officer, Secretary and sole director
Dates of Service: February, 2015 - Present
Responsibilities: Oversee editorial, operation and management of the Company.

Other business experience in the past three years:
- Employer: SmartRecruiters
- Title: Marketing Director
- Dates of Service: July, 2012 - January, 2015
- Responsibilities: Managing all aspects of marketing and growth of the company's website viewership and social media presence.

- Name: Linh Dao Smooke
Linh Dao Smooke's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Operating Officer
Dates of Service: August, 2017 - Present
Responsibilities: Oversees day-to-day operations, including, but not limited to, managing sponsorships, in bound writer submissions, human resources and accounting.

Other business experience in the past three years:
- Employer: Minerva Project
- Title: Head of Asia Marketing
- Dates of Service: June, 2016 - October, 2016
- Responsibilities: She spreads awareness about Minerva to the brightest, most talented and deserving students across China, Japan, Korea, India, Southeast Asia, and more.

Other business experience in the past three years:
- Employer: Minerva Project
- Title: Southeast Asia Regional Manager
- Dates of Service: September, 2014 - June, 2016
- Responsibilities: She looks for the brightest, most talented and deserving students across 11 countries in the region for Minerva's Class of 2015 and beyond.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: David Smooke
Amount and nature of Beneficial ownership: 733,831
Percent of class: 64.04%

RELATED PARTY TRANSACTIONS

Name of Entity: Jay Zalowitz, John Marshall, Andreas Milles, Dan Moore, Dane Lyons and Artur Kiulian

Relationship to Company: Minority Shareholders

Nature / amount of interest in the transaction: Total $5144 ($1060 for 2017 & 4084 for 2016). It is a short term debt owed to minority shareholders. It is in current liabilities in the financials already. It has not been paid back as of yet. Because management was not previously aware they owed these amounts, there was no formal documentation. Generally when there are liabilities without terms, they are non-interest bearing and due on demand.

This has been paid out as of 2021.
Material Terms: Interest rate = 0% Maturity = due on demand

OUR SECURITIES

The amount of security authorized is 2,000,000 and as of 2022, we have issued 1,145,809 shares common stock for Crowdfunding, different investment rounds, and stock options.

- Voting Rights
The holders of the common stock are entitled to one vote for each share held of record on all

matters submitted to a vote of the stockholders. However, holders of common stock issued in this offering, will be providing a voting proxy to our CEO, which will allow our CEO to vote the shares until such time as we have a initial public offering.

- Material Rights
Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Absence of Other Rights or Assessments. Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and the California Corporations Code, shares of our common stock will be fully paid and not liable to further calls or assessments by us. Voting Proxy of Subscribers in this Offering. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Failure to maintain a positive reputation. A positive reputation with consumers, advertisers and authors is important in attracting and retaining users, sponsors, writers and third parties willing to use our platform. To the extent our platform or content becomes perceived as not compelling to users, authors and others, our ability to maintain a positive reputation may be adversely impacted. The market in which we participate is competitive and, if we do not compete effectively, our operating results could be harmed. We face competition from various entities in the publishing industry, such as TechCrunch, VentureBeat, SitePoint and The Next Web, Linkedin Publication, and startups are continually launching in the marketplace. Many of these competitors have substantially greater financial resources than we have, and we may not be able to compete with them. To compete effectively, we must keep up with rapid technological changes and changes in our users' requirements and preferences. Customers, which include consumers using our platform, and authors using our publishing platform, constantly demand more sophisticated products and services and customer preferences change rapidly. To remain competitive, we must continue to innovate, further enhancing and improving the responsiveness, functionality and other features of our platform. Our success depends on our ability to anticipate and respond to technological changes and customer preferences in a timely and cost-effective manner. We believe that we are prepared to respond to these challenges. However, there are no assurances that we will be able to effectively anticipate and respond to technological changes and customer preferences in the future. Failure to do so could have a materially adverse effect on our business and operating results. Risk of intellectual property claims. Companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to use, develop, or market all or portions of our platform, which would make it more difficult for us to operate our business. We do not claim we own any patents, however, the risk factor relates to potential infringement claims from third parties. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease operating our platform, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our platform. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management's attention from our core operations. We have and shall experience a decline in revenue due to the volatile economic situation. Our HackerNoon.com website traffic is growing at a stable rate, and we have steadily increased our revenue from 2019 to 2022 (we were profitable in 2021). However, with the current volatile economic situation, we have seen our competitors and fellow tech companies cut cost by layoffs and reduced certain projects. With that being said, HackerNoon's revenue is affect as well. While we are seeking to implement suitable strategy, we are still negatively impacted by the situation. No management Rights in us. Holders of common stock issued in this offering, will be providing a voting proxy to our CEO, which will allow our CEO to vote the shares until such time as we have a initial public offering, which may never occur. Consequently, the investment in common stock does not carry with it any right to take part in the control or management of our business, including, but not limited to, the election of directors. Accordingly, our directors and stockholders who hold voting shares will control our decisions. Therefore, investors in this offering, will have no influence or vote on any corporate matters, and the voting shareholders and directors may take actions of which a majority of the investors in this offering disapprove. In assessing the risks and rewards of an investment in common stock, Investors must be aware that they are relying solely on the good faith, judgment, and ability of our directors, officers, and employees to make appropriate decisions in respect to our management, and investors in this offering, will be subject to the decisions of our directors, officers, and employees. We may not be able to obtain adequate financing to grow our operations. Even if we successfully raise the maximum amounts we are seeking in this offering, we may need additional funds to grow our operation, through the issuance of equity, equity-related, or debt securities or through obtaining credit from financial institutions. We cannot assure you that we will be able to raise additional funds when needed. Terms of subsequent financings may adversely impact your investment. We may need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in our common stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. In addition, if we need to raise more common or preferred equity capital from the sale of common stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Management discretion as to use of proceeds. Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. We depend on technology and advanced information systems, which may fail or be subject to disruption. There are no assurances that our technology will be uninterrupted or fully secure, or that third parties, as well as users, will be willing to access and use our platform. Further, our platform may also be the target of malicious attacks seeking to identify and exploit weaknesses in the software or technology. Cyber-attacks may target users or other parties, or the communication infrastructure on which they depend. An attack or a breach of security could result in a loss and theft of private data, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect on our business. The integrity, reliability, and operational performance of our information technology (IT) infrastructure are critical to our operations. Our IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events. Furthermore, our systems may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of the business. Any failure of our IT infrastructure, or the telecommunications and/or other third-party infrastructure on which such infrastructure relies, could lead to significant costs and disruptions that could reduce revenue, damage our reputation, and have a materially adverse effect on our operations, financial performance, and prospects. We do not guarantee that the use of applications and systems designed for system security will effectively counter evolving security risks or address the security concerns of existing and potential users. Any failures in our security measures could have a materially adverse effect on our business, financial condition, and results of operations. We may store personal and other sensitive information/digital data of our users, writers and other third parties who use our platform. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data and/or theft and criminal use of our information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our investor or user data, our relationships with our investors, users and/or other third parties will be severely damaged, and we could incur significant liability. Since techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. We are subject to substantial regulation, which is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and operating results. The operation of our platform and our business is subject to substantial regulation under federal, state, local and foreign laws, including, but not limited to, laws related to privacy. We will incur costs in complying with these regulations and standards, and may be required to incur additional costs to comply with any changes to such regulations and standards. While we believe that we will be able to operate our platform in compliance with applicable laws, if we are determined to have violated such laws, it could result in, among other things, negative publicity, government investigation and/or government or private litigation, any of which could be costly to defend or respond to, and divert management's attention from the operation of our business. Limited Transferability and Liquidity. Each Investor agrees that it will acquire our common stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock. No public market currently exists for our common stock and a public market may never develop. The common stock may be subject to registration under the

Exchange Act if we have assets above $10 million and more than 2,000 purchasers participate in this and future offerings, which would increase our costs and require substantial attention from management. Companies with total assets above $10 million and more than 2,000 holders of record of its equity securities, or 500 holders of record of its equity securities who are not accredited investors, at the end of their fiscal year, must register that class of equity securities with the SEC under the Exchange Act. We could trigger this requirement in the future and be required to register common stock with the SEC under the Exchange Act, which would be a laborious and expensive process. Furthermore, if such registration takes place, we will have materially higher compliance and reporting costs going forward. This Offering is being conducted on a "best efforts" basis and does not require a minimum amount to be raised. As a result, we may not be able to raise enough funds to fully implement its business plan and investors may lose their entire investment. The Offering is on a "best efforts" basis and we only have a $9995.80 minimum amount to be raised, prior to us beginning to close on and using the proceeds of subscriptions. If we are unable to raise sufficient funds, we may not be able to fund our operations as planned, and our growth opportunities may be materially adversely affected. This could increase the likelihood that an investor may lose their entire investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 5, 2023.

ArtMap Inc.

By   /s/ *David Smooke*

     Name: ArtMap Inc.

     Title: Founder/CEO

Exhibit A

FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

ArtMap Inc. was formed on 12/10/2013 ("Inception") in the State of California. The financial statements of ArtMap Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Edwards, CO, US.

ArtMap Inc. HackerNoon is built for technologists to read, write, and publish. We are an open and international community of 35,000+ contributing writers publishing stories and expertise for 5 - 8 Million curious and insightful monthly readers. For brands, we offer marketing campaigns such as Top Navigation Sponsorship, Newsletters Sponsorship, Writing Contest, and Podcast.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the total amount of sales to our clients depending on the price of the campaigns when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and CO state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since 2019. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
We currently have 0 debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

On March 30, 2023, Jay Zalowitz filed a lawsuit against Artmap, Inc., David Smooke and Linh Dao Smooke. The complaint alleges that Mr. Zalowitz had an agreement giving him rights to the proceeds of a stock sale. Mr. Zalowitz claims that Artmap and Mr. Smooke defrauded him when they promised him the right to stock proceeds. Mr. Zalowitz claims that there was an agreement that provided that he receive certain portions of sales that were not paid. Mr. Zalowitz also claims that he was wrongly classified as an independent contractor, which caused him to be deprived of certain wages and reimbursements to which he was entitled. Last, Mr. Zalowitz claims that Artmap, and Mr. and Ms. Smooke defamed him when they denied that he was a current employee of Artmap. The complaint does not specify the monetary damages sought.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 2,000,000 shares of our common stock. As of 12/31/2022 the company had issued 1,145,809 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Name of Entity: Jay Zalowitz, John Marshall, Andreas Milles, Dan Moore, Dane Lyons and Artur Kiulian
  ● Relationship to Company: Minority Shareholders
  ● Nature / amount of interest in the transaction: Total $5144 ($1060 for 2017 & 4084 for 2016). It is a short term debt owed to minority shareholders. It is in current liabilities in the financials already. It has not been paid back as of yet. Because management was not previously aware they owed these amounts, there was no formal documentation. Generally when there are liabilities without terms, they are non-interest bearing and due on demand.
  ● Material Terms: Interest rate = 0% Maturity = due on demand
This has been treated as paid in 2021.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through December 31, 2022, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, David Smook, the Founder/CEO of ArtMap Inc. dba HackerNoon, hereby certify that the financial statements of ArtMap Inc. and notes thereto for the periods December 2021 and December 2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2021 the amounts reported on our tax returns were total income of $1,260,219; taxable income of $22,927 and total tax of $4,908.

If the company has not filed tax returns please replace above sentence with options below and then include the information for the previous year if applicable:

ArrMap Inc. has not yet filed its federal tax return for 2022.

If neither of these apply, please delete these additional instructions

We will provide you with our federal tax return information for 2022 once we receive it.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 04/20/2023.

David Smooke (Name)

_____ (Signature)

Founder/CEO (Title)

April 20, 2023 (Date)

Hacker Noon

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Alpine Checking 4107	708,748.49
Alpine Saving 4120	19,746.24
WF Checking 9619	37,291.44
WF Saving 9087	130,180.34
Total Bank Accounts	**$895,966.51**
Other Current Assets	
Inventory Asset	2,380.56
Uncategorized Asset	-4,962.50
Undeposited Funds	778,826.39
Total Other Current Assets	**$776,244.45**
Total Current Assets	**$1,672,210.96**
TOTAL ASSETS	**$1,672,210.96**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Brex	1,780.74
Total Credit Cards	**$1,780.74**
Total Current Liabilities	**$1,780.74**
Total Liabilities	**$1,780.74**
Equity	
Crowdfunding	961,868.84
Opening Balance Equity	1,365.72
Owner's Pay & Personal Expenses	-224,761.70
Retained Earnings	-713,902.69
Strategic Investment	1,499,980.97
Net Income	145,879.08
Total Equity	**$1,670,430.22**
TOTAL LIABILITIES AND EQUITY	**$1,672,210.96**

Hacker Noon

Profit and Loss

January - December 2021

	TOTAL
Income	
Discounts/Refunds Given	14,215.32
Grant	9,034.90
Sales	70,090.00
Ad by Tag	63,750.00
Brand-as-author	89,925.61
Emails Sale	56,470.00
Interest payment	10.77
Managed Account	21,457.99
noonies	23,500.00
Podcast Income	21,000.00
Referral	2,983.39
Social Media Promotion	13,000.00
Startups of the Year	112,000.00
Tech Company News Page	4,500.00
Top Navigation	366,500.00
Learn Tab	10,000.00
Premium	156,916.12
Total Top Navigation	**533,416.12**
Writing Competition	327,900.00
Total Sales	**1,340,003.88**
Unapplied Cash Payment Income	16,000.00
Total Income	**$1,379,254.10**
Cost of Goods Sold	
Cost of Emails	15,890.98
Cost of Managed Accounts	8,600.00
Cost of Podcast	8,185.74
podcast	19.00
Total Cost of Podcast	**8,204.74**
Paid Ad & Social Media	29,765.04
Writing Competition Payouts	26,382.00
Total Cost of Goods Sold	**$88,842.76**
GROSS PROFIT	**$1,290,411.34**
Expenses	
Donations	5,000.48

Hacker Noon

Profit and Loss
January - December 2021

	TOTAL
Editorial Team	
blogging fellows	6,008.09
Editorial Payroll	117,899.60
Related Editorial	1,522.26
SEO	11,576.15
Slogging	10,038.00
Total Editorial Team	**147,044.10**
Legal & Accounting	22,632.36
Management	161,719.30
Internet	4,707.05
Meals	13,919.61
Total Management	**180,345.96**
Marketing Team	
Advertising & Marketing Cost	155.40
Advertising/Promotional	89.00
Creatives	2,811.79
Domains	1,908.12
Outsourced Marketing	5,538.42
Press Release	2,143.00
Recruitment	672.32
shop	1,544.00
Total Advertising & Marketing Cost	**14,862.05**
Marketing Payroll	96,320.90
Podcast Payroll	25,158.00
Total Marketing Payroll	**121,478.90**
Total Marketing Team	**136,340.95**
Other Business Expenses	6,253.62
Bank Charges & Fees	35.00
Interns	750.00
Total Other Business Expenses	**7,038.62**
Payroll Expenses	1,853.04
Product Team	
Product Payroll	192,919.32
Tech Stack	102,500.00
Total Product Team	**295,419.32**
QuickBooks Payments Fees	510.00
Sales Team	2,237.45
Sales Payroll	118,435.00
Total Sales Team	**120,672.45**

	TOTAL
Team Tools & Benefits	529.95
Employee Tech Reimbursement	5,404.38
Mental Health	11,869.23
Team Course + Education	230.43
Team MERCH	1,656.80
Team Productivity Tools	14,540.88
Travel	2,882.66
Coworking	849.93
Lodging	7,565.73
Transportation	6,279.19
Travel meals	430.01
Total Travel	**18,007.52**
US Benefits	28,699.47
Total Team Tools & Benefits	**80,938.66**
US Gov/ Payroll tax	146,736.32
Total Expenses	**$1,144,532.26**
NET OPERATING INCOME	**$145,879.08**
NET INCOME	**$145,879.08**

Hacker Noon

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	112,342.08
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	33,537.00
Credit Card Receivables	0.00
Uncategorized Asset	1,705.00
Brex	3,321.51
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**38,563.51**
Net cash provided by operating activities	**$150,905.59**
FINANCING ACTIVITIES	
Owner's Pay & Personal Expenses	-13,326.51
Net cash provided by financing activities	**$ -13,326.51**
NET CASH INCREASE FOR PERIOD	**$137,579.08**
Cash at beginning of period	1,537,213.82
CASH AT END OF PERIOD	**$1,674,792.90**

Hacker Noon

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Alpine Checking 4107	-3,274.06
Alpine Saving 4120	22,224.79
WF Checking 9619	15,215.86
WF Saving 9087	3,337.19
Total Bank Accounts	**$37,503.78**
Other Current Assets	
Inventory Asset	2,380.56
Uncategorized Asset	6,173.99
Undeposited Funds	850,495.89
Total Other Current Assets	**$859,050.44**
Total Current Assets	**$896,554.22**
TOTAL ASSETS	**$896,554.22**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Brex	-82,504.69
Ramp Card	-72,213.44
Total Credit Cards	**$ -154,718.13**
Total Current Liabilities	**$ -154,718.13**
Total Liabilities	**$ -154,718.13**
Equity	
Crowdfunding	961,868.84
Opening Balance Equity	1,365.72
Owner's Pay & Personal Expenses	-222,761.70
Retained Earnings	-568,023.61
Strategic Investment	1,499,980.97
Net Income	-621,157.87
Total Equity	**$1,051,272.35**
TOTAL LIABILITIES AND EQUITY	**$896,554.22**

Hacker Noon

Profit and Loss
January - December 2022

	TOTAL
Income	
Brand Dashboard	9,179.36
Discounts/Refunds Given	3,077.06
Sales	
Ad by Tag	119,375.00
Brand-as-author	138,152.69
Emails Sale	137,465.00
Interest payment	4.73
Managed Account	48,498.00
noonies	71,000.00
Podcast Income	21,800.00
Referral	8,105.64
Slogging AMA	3,900.00
Social Media Promotion	13,000.00
Startups of the Year	36,000.00
Story Audio ADs	33,550.00
Tech Company News Page	6,400.00
Top Navigation	252,000.00
Writing Competition	300,730.00
Total Sales	**1,189,981.06**
Unapplied Cash Payment Income	0.00
Total Income	**$1,202,237.48**
Cost of Goods Sold	
Cost of Emails	2,398.00
Cost of Managed Accounts	17,286.49
Cost of Podcast	706.00
podcast	1,794.00
Total Cost of Podcast	**2,500.00**
Paid Ad & Social Media	15,894.20
Writing Competition Payouts	67,534.03
Total Cost of Goods Sold	**$105,612.72**
GROSS PROFIT	**$1,096,624.76**
Expenses	
Coworking	13,645.56
Editorial Team	1,068.66
blogging fellows	1,090.13
Editorial Payroll	231,675.91
Other Editorial Cost	1,300.00
Related Editorial	14,574.65
SEO	7,887.02

Hacker Noon

Profit and Loss
January - December 2022

	TOTAL
Slogging	2,889.02
Total Editorial Team	**260,485.39**
Insurance	1,196.54
Legal & Accounting	47,725.78
Management	198,003.72
Internet	6,110.97
Meals	9,574.48
Total Management	**213,689.17**
Marketing Team	
Advertising & Marketing Cost	23,026.56
Advertising/Promotional	215.69
Creatives	2,738.13
Domains	1,826.26
Hackernoon documentary	20,631.30
Noonies	2,000.00
Outsourced Marketing	1,000.00
Press Release	6,762.98
Recruitment	336.88
shop	349.66
video	2,498.00
Total Advertising & Marketing Cost	**61,385.46**
Marketing Payroll	128,418.60
Podcast Payroll	13,850.00
Total Marketing Payroll	**142,268.60**
Recruitment	116.86
Total Marketing Team	**203,770.92**
Other Business Expenses	1,004.15
Bank Charges & Fees	498.95
bug bounty	974.00
Interns	19,576.50
Total Other Business Expenses	**22,053.60**
Payroll Expenses	1,246.15
Product Team	
Product Payroll	263,836.44
Tech Stack	230,132.79
Total Product Team	**493,969.23**
QuickBooks Payments Fees	492.99
Sales Team	1,662.57
Sales Payroll	198,750.46
Total Sales Team	**200,413.03**

Hacker Noon

Profit and Loss

January - December 2022

	TOTAL
Team Tools & Benefits	1,250.89
Employee Tech Reimbursement	590.28
Mental Health	7,108.42
Team Course + Education	100.00
Team MERCH	975.41
Team Productivity Tools	15,571.32
Travel	8,948.65
Coworking	1,985.70
Events	246.91
Lodging	4,492.53
Transportation	2,779.98
Travel meals	1,063.31
Total Travel	**19,517.08**
US Benefits	31,429.29
Total Team Tools & Benefits	**76,542.69**
US Gov/ Payroll tax	182,551.58
Total Expenses	**$1,717,782.63**
NET OPERATING INCOME	**$ -621,157.87**
NET INCOME	**$ -621,157.87**

Hacker Noon

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-618,734.87
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-2,423.00
Uncategorized Asset	-11,136.49
Brex	-84,285.43
Ramp Card	-72,213.44
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-170,058.36**
Net cash provided by operating activities	**$ -788,793.23**
FINANCING ACTIVITIES	
Owner's Pay & Personal Expenses	2,000.00
Net cash provided by financing activities	**$2,000.00**
NET CASH INCREASE FOR PERIOD	**$ -786,793.23**
Cash at beginning of period	1,674,792.90
CASH AT END OF PERIOD	**$887,999.67**

CERTIFICATION

I, David Smooke, Principal Executive Officer of ArtMap Inc., hereby certify that the financial statements of ArtMap Inc. included in this Report are true and complete in all material respects.

David Smooke

Founder/CEO